EXHIBIT 21

Subsidiaries of PAR Technology Corporation

Name	State of Incorporation

ParTech, Inc.	New York

Brink Software Inc.	California

PAR Government Systems Corporation	New York

Ausable Solutions, Inc.	Delaware